SOUTHERN MISSOURI BANCORP, INC.
2991 Oak Grove Road
Poplar Bluff, MO 63901

April 21, 2025

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:Southern Missouri Bancorp, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-285876)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern Missouri Bancorp, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement to April 24, 2025 at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

SOUTHERN MISSOURI BANCORP, INC.

By:/s/Stefan Chkautovich

Name:Stefan Chkautovich

Title: Executive Vice President and Chief Financial Officer

(Principal Financial Officer)